UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Strategic Acquisitions, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

86269D 10 6

(CUSIP Number)

December 22, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86269D 10 6	SCHEDULE 13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS World Class Global Technology PTE. LTD. (“World Class”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 360,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 360,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% (1)
12.	TYPE OF REPORTING PERSON FI

(1)	Based on 6,675,000 shares of Common Stock outstanding as of December 22, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the U. S. Securities and Exchange Commission (“SEC”) on December 23, 2022.

CUSIP No. 86269D 10 6	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.	Issuer

	(a)	Name of Issuer: Strategic Acquisitions, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:
51 JFK Parkway Suite 135, Short Hills, NJ 07078

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	World Class Global Technology PTE. LTD. (the “Reporting Person”).

The address of the principal business office of the Reporting Person is 65 Cairnhill Road #17-02 Ritz-Carlton Residences (Singapore) 229721.

World Class Global Technology PTE. LTD. is a private company limited by shares, organized in the Republic of Singapore.

(d)	Title of Class of Securities: common stock, 0.001 par value.

(e)	CUSIP Number: 86269D 10 6

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

CUSIP No. 86269D 10 6	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) and (b)

Amount beneficially owned as of December 30, 2022:

	Amount Beneficially Owned	Percent of Class (1)
World Class Global Technology PTE. LTD.	360,000	5.4%

(c)	Number of shares as to which such person has:

	Number of common stock
Reporting Person	(i)	(ii)	(iii)	(iv)
World Class Global Technology PTE. LTD.	360,000	0	360,000	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 6,675,000 common stock outstanding as of December 22, 2022, as reported by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the Reporting Person certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 86269D 10 6	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2023

World Class Global Technology PTE. LTD.

By:	/s/ Zhang Yuejiao
Name:	Zhang Yuejiao
Title:	CEO